Darden Restaurants, Inc.

5900 Lake Ellenor Drive

Orlando, FL 32809

407-245-5811

VIA EDGAR

July 19, 2007

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re:	Darden Restaurants, Inc. (File No. 1-13666)

Annual Report on Form 10-K for year ended May 27, 2007

Instruction D(3) - Changes in accounting practices

Ladies and Gentlemen:

On behalf of Darden Restaurants, Inc. (“Darden”), I am submitting herewith for filing with the Commission by EDGAR Darden’s Annual Report on Form 10-K for the year ended May 27, 2007 (the “Form 10-K”).

Pursuant to General Instruction D(3) to Form 10-K, please be advised that the financial statements in the Form 10-K, included as Exhibit 13, do not reflect a change from the preceding year in accounting principles or practices, or in the method of applying such principles or practices, except with respect to Darden’s accounting for share-based compensation by adopting Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and Darden’s accounting for defined benefit pension and other post-retirement plans by adopting Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as discussed in Note 1 to Darden’s consolidated financial statements.

Thank you, and please call me at 407-245-5811 if you have any questions.

Very truly yours,

/s/ Douglas E. Wentz
Douglas E. Wentz
Senior Associate General Counsel and
Assistant Secretary

Enclosure